Exhibit 99.16

MERCER PARK BRAND ACQUISITION CORP. (“BRND”)

ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF CLASS A RESTRICTED VOTING SHARES

AND CLASS B SHARES OF BRND

June 2, 2021

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the annual and special meeting (the “Meeting”) of the holders of class A restricted voting shares of BRND (“Class A Restricted Voting Shares”) and class B shares of BRND (“Class B Shares”) held on June 2, 2021. The matters set out below are described in greater detail in the Management Information Circular of BRND dated May 4, 2021 (the “Management Information Circular”). The total number of Class A Restricted Voting Shares represented by holders of Class A Restricted Voting Shares virtually present in person and represented by proxy at the Meeting was 21,165,514, representing 52.59% of the total number of issued and outstanding Class A Restricted Voting Shares as of the record date, May 3, 2021. The total number of Class B Shares represented by holders of Class B Shares virtually present in person and represented by proxy at the Meeting was 10,178,751, representing 99.80% of the total number of issued and outstanding Class B Shares as of the record date, May 3, 2021.

Approval of the Transaction Resolution

The resolution approving the transaction whereby BRND will merge with GH Group, Inc. and enter into certain transactions related thereto (the “Transaction”), all as more particularly described in the Management Information Circular, was duly passed. The following are the voting results on this matter:

With respect to the special separate resolution of the holders of Class A Restricted Voting Shares and holders of valid proxies in respect thereof:

	Number of Votes Virtually Represented in Person and by Proxy	Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
Votes For:	16,015,699	75.67%
Votes Against:	5,149,815	24.33%

With respect to the special separate resolution of the holders of the Class B Shares and holders of valid proxies in respect thereof:

	Number of Votes Virtually Represented in Person and by Proxy	Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
Votes For:	10,178,751	100%
Votes Against:	0	0%

With respect to the ordinary resolution of the minority holders of Class A Restricted Voting Shares (a minority holder of Class A Restricted Voting Shares being a holder of Class A Restricted Voting Shares who is not also a holder of Class B Shares or another person not permitted to vote thereon under Ontario Securities Commission Rule 56-501 – Restricted Securities):

	Number of Votes Virtually Represented in Person and by Proxy	Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
Votes For:	15,975,699	75.62%
Votes Against:	5,149,815	24.38%

With respect to the special resolution of all shareholders of BRND, voting together as if they were a single class:

	Number of Votes Virtually Represented in Person and by Proxy	Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
Votes For:	26,194,450	83.55%
Votes Against:	5,149,815	16.45%

Approval of the Equity Incentive Plan Resolution

The resolution approving the proposed equity incentive plan of the Resulting Issuer (as defined in the Management Circular) was duly passed. The following are the voting results on this matter:

	Number of Votes Virtually Represented in Person and by Proxy	Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
Votes For:	24,454,129	78.02%
Votes Against:	6,890,136	21.98%

Election of the Future Directors

Each of the following nominees was elected as a director of BRND, subject to and conditional upon closing of the Transaction, and each such director has been elected for a one-year term (commencing upon the closing of the Transaction) ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The following are the voting results on this matter:

	Number of Votes Virtually Represented in Person and by Proxy		Percentage of Votes Cast Virtually Represented in Person and by Proxy (rounded)
		Votes		Votes
	Votes For:	Withheld:	Votes For:	Withheld:
Kyle Kazan	20,530,345	10,813,920	65.50%	34.50%
Graham Farrar	21,838,600	9,505,665	69.67%	30.33%
Jamie Mendola	21,818,650	9,525,615	69.61%	30.39%
Jocelyn Rosenwald	20,531,195	10,813,070	65.50%	34.50%
Lameck Humble Lukanga	20,510,595	10,833,670	65.44%	34.56%
George Raveling	21,818,000	9,526,265	69.61%	30.39%
Bob Hoban	21,818,050	9,526,215	69.61%	30.39%
Hector De Le Torre	20,509,995	10,834,270	65.43%	34.57%

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MERCER PARK BRAND ACQUISITION CORP.

By:	(signed) Louis Karger
Name: Louis Karger
Title: Chief Executive Officer